Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended April 30,		For the Nine Months Ended April 30,
	2019	2018	2019	2018
Net income available to stockholders	$5,619	$3,585	$8,812	$5,539
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(219)	(84)	(331)	(130)
Earnings available to common shareholders	$5,400	$3,501	$8,481	$5,409
Shares Calculation
Average shares outstanding - Basic Common	5,126	5,037	5,108	5,032
Average shares outstanding - Basic Class B Common	2,068	2,102	2,068	2,099
Potential Common Stock relating to stock options and non-vested restricted stock	59	83	69	86
Average shares outstanding - Assuming dilution	7,253	7,222	7,245	7,217
Net Income Per Share: Basic Common	$0.81	$0.53	$1.27	$0.82
Net Income Per Share: Basic Class B Common	$0.61	$0.40	$0.95	$0.62
Net Income Per Share: Diluted Common	$0.74	$0.48	$1.17	$0.75

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